Filed by TPG Pace Tech Opportunities Corp.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: TPG Pace Tech Opportunities Corp.

Commission File No.: 001-39595

Opinion Article in USA Today by Chuck Cohn, CEO of Nerdy

Why schools should bet on tutors, not bots, to help students recover from learning loss

Help is on its way with federal funding, but the choices we make on how to use it could have enormous implications for schools and communities.

CHUCK COHN | OPINION CONTRIBUTOR | 6:03 am EDT June 2, 2021

Students and educators describe what they have learned this year that they wouldn’t have learned without the pandemic

HARRISON HILL, USA TODAY

Imagine, for a moment, being a school administrator over the past year.

You’ve just endured the most difficult year for education in the United States in recent memory. You’ve contended with school shutdowns, disrupted learning plans, the adoption of hybrid and remote learning platforms, and the challenge of maintaining educational standards amid a global pandemic. You’ve worked incredibly hard this past year.

The bravery and dedication of our teachers and educators in working through these challenges cannot be overstated. But despite rising to meet those challenges, the negative effects on our nation’s students could not be entirely avoided.

Our schools and families are now left with unprecedented levels of learning loss due to the disruptions and discontinuity of this past year as we work to bring our kids back to school.

In mathematics alone, students on average will have lost between five to nine months of learning by the end of this year’s term. And the loss is even worse for students of color, who could be behind by up to a full year of learning.

Now we face perhaps our most important decision yet. Help is on its way through federal funding, but the choices we make on how to use it could have enormous implications for our schools and communities.

The American Rescue Plan will provide $123 billion to help K-12 schools reopen safely, and at least 20% is earmarked to help address pandemic-related learning loss over the next several years. This is significant funding that can help every student in the country. Along with the nearly $70 billion in emergency school aid provided last year, the American Rescue Plan provides the kind of educational stimulus we need to get our kids back on track.

Put simply, evidence-based live tutoring is proven to be one of the most effective interventions to address learning loss, and the Department of Education recommends it as an appropriate strategy to leverage federal funding.

JOVANMANDIC / ISTOCK VIA GETTY IMAGES

The stakes couldn’t be higher. For an educational crisis as pervasive and acute as this one, it’s essential that administrators select the best solutions to help our students move forward in their learning and avoid the bureaucratic compromises that may lead to just doing more of what they used to do.

Invest stimulus funds wisely

For school administrators and the students they serve, the question now becomes: How do school districts spend stimulus funds in the most effective way possible?

Put simply, evidence-based live tutoring is proven to be one of the most effective interventions to address learning loss, and the Department of Education recommends it as an appropriate strategy to leverage federal funding. Live human tutoring can result in classroom test scores 35% higher than asynchronous learning platforms.

Now more than ever, millions of students need support that’s personalized to meet their specific learning needs.

That’s the core of what live tutoring offers, and why leveraging strong one-on-one and small group learning resources that provide engaging and individualized learning is so vital to help overcome the acute learning loss of the past year.

A recent quarterly academic progress survey conducted by Varsity Tutors across hundreds of parents made this stunningly clear: High-dosage live tutoring resulted in a 155% increase in students receiving A scores, and a 94% decrease in D’s or below. Overall, 93% reported noticeable improvements in academic performance after personalized tutoring.

Student-tutor interaction is key

For administrators who are asked to satisfy a variety of constituencies, there may be an urge to spread the investment across a large smattering of existing content and software-driven solutions.

It also might be tempting to assume that tutoring can be effective primarily using software such as AOL Instant Messenger-style chat rooms or chat bots, or through prerecorded videos with limited opportunities for interaction – but that is not what the data shows.

These systems may be cheap, but they lack the kind of personalized, interactive learning capabilities that live instruction offers, especially now for students who need to master academic concepts they’ve missed or forgotten.

The best teachers bring subject matter expertise, strong communication skills and proven teaching abilities, and speak directly to a student’s needs. Digital textbooks, recorded content and chat bots just aren’t as effective as one-on-one live tutoring. Our kids deserve and need that kind of support, especially in helping to bridge the opportunity gap and to help students who need it the most.

Combining one-on-one tutoring with online platforms capable of pairing learners to the right experts for live instruction, and providing an interactive environment that digitally enhances live learning, can be the best of both worlds.

Parents understand the benefits as well. In a recent study conducted by The Halsted Strategy Group, parents listed one-on-one online video-based tutoring as the most effective digital platform to address learning loss, far exceeding text-based chat tutoring, practice exams and prerecorded educational videos.

So, school administrators face yet another crucial moment. The choices made this year will likely affect the educational trajectory of our children for decades to come. And at this critical point, we simply can’t leave our kids’ education in the hands of cheap chat bots, uninspiring videos or other suboptimal solutions.

I’m hopeful and confident that our schools will choose to implement one-on-one tutoring programs, an effective, human-based learning solution to truly help our kids gain (or regain) foundational academic skills critically necessary for the future.

Chuck Cohn is the CEO of Nerdy, a curated platform for live online learning. Nerdy’s flagship business is Varsity Tutors.

About Nerdy

Nerdy is a leading curated direct-to-consumer platform for live online learning. Nerdy’s mission is to transform the way people learn through technology. The Company’s purpose-built proprietary platform leverages technology, including AI, to connect learners of all ages to experts, delivering superior value on both sides of the network. Nerdy’s comprehensive learning destination provides learning experiences across 3,000+ subjects and multiple formats—including one-on-one instruction, small group classes, large format group classes, and adaptive self-study. Nerdy’s flagship business, Varsity Tutors, is one of the nation’s largest platforms for live online tutoring and classes. Learn more about Nerdy at https://www.nerdy.com/.

No offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed business combination between Nerdy and TPG Pace Tech Opportunities Corp. (“TPG Pace”) or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except in a transaction exempt from registration under the Securities Act or by means of a prospectus meeting the requirements of Section 10 of the Securities Act, and applicable regulations in the Cayman Islands.

Important Information for Investors and Shareholders

In connection with the proposed business combination, TPG Pace filed a registration statement on Form S-4 and the related proxy statement/prospectus with the SEC on March 19, 2021 (the “Registration Statement”). Additionally, TPG Pace will file other relevant materials with the SEC in connection with the proposed business combination. The materials filed or to be filed by TPG Pace with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. Investors and security holders of TPG Pace are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed business combination because they contain or will contain important information about the business combination and the parties to the business combination.

Participants in the Solicitation

TPG Pace, Nerdy and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of TPG Pace Tech Opportunities in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of certain of TPG Pace Tech Opportunities’ executive officers and directors in the solicitation by reading TPG Pace’s initial public offering prospectus, which was filed with the SEC on October 8, 2020, and the Registration Statement and other relevant materials filed with the SEC in connection with the business combination when they become available. Other information concerning the interests of participants in the solicitation, which may, in some cases, be different than those of their shareholders generally, will be set forth in the proxy statement/prospectus relating to the business combination when it becomes available.

Forward Looking Statements

The information included herein and in any oral statements made in connection herewith include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included herein, regarding the proposed business combination, TPG Pace Tech Opportunities’ ability to consummate the transaction, the benefits of the transaction and TPG Pace Tech Opportunities’ future financial performance following the transaction, as well as TPG Pace Tech Opportunities’ strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used herein, including any oral statements made in connection herewith, the words “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates,” the negative of such terms and other similar expressions are intended to identify forwardlooking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, TPG Pace Tech Opportunities disclaims any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof or any new information. TPG Pace Tech Opportunities cautions you that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of TPG Pace Tech Opportunities. These risks include, but are not limited to, (1) the inability to complete the transactions contemplated by the proposed business combination; (2) the inability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, and the ability of the combined business to grow and manage growth profitably; (3) any inability of Nerdy to adequately protect its intellectual property; (4) any security breaches, loss of data or other disruptions; (5) any loss of key employees, including Nerdy’s Founder, Chairman and Chief Executive Officer; (6) effects on TPG Pace Tech Opportunities’ public securities’ liquidity and trading; (7) the market’s reaction to the proposed business combination; (8) the lack of a market for TPG Pace Tech Opportunities’ securities; (9) TPG Pace Tech Opportunities’ financial performance following the proposed business combination; (10) costs related to the proposed business combination; (11) changes in applicable laws or regulations; (12) the possibility that the novel coronavirus (“COVID-19”) may hinder TPG Pace Tech Opportunities’ ability to consummate the business combination; (13) the possibility that COVID-19 may adversely affect the results of operations, financial position and cash flows of TPG Pace Tech Opportunities or Nerdy; (14) the possibility that TPG Pace Tech Opportunities or Nerdy may be adversely affected by other economic, business and/or competitive factors; and (15) other risks and uncertainties indicated from time to time in documents filed or to be filed with the SEC by TPG Pace Tech Opportunities. Should one or more of the risks or uncertainties described herein and in any oral statements made in connection therewith occur, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact TPG Pace Tech Opportunities’ expectations and projections can be found in TPG Pace Tech Opportunities’ initial public offering prospectus, which was filed with the SEC on October 8, 2020, and the Registration Statement. In addition, TPG Pace Tech Opportunities’ periodic reports and other SEC filings are available publicly on the SEC’s website at www.sec.gov.

Additional Information About the Business Combination and Where to Find it

A full description of the terms of the proposed business combination has been provided in the Registration Statement, which includes a proxy statement for the stockholders of TPG Pace Tech Opportunities that also constitutes a prospectus of Nerdy. TPG Pace Tech Opportunities urges investors, stockholders and other interested persons to read, when available, the preliminary proxy statement/prospectus as well as other documents filed with the SEC because these documents will contain important information about TPG Pace Tech Opportunities, Nerdy and the business combination. After the Registration Statement is declared effective, the definitive proxy statement/prospectus to be included in the Registration Statement will be mailed to stockholders of TPG Pace Tech Opportunities as of a record date to be established for voting on the proposed business combination. Stockholders will also be able to obtain a copy of the proxy statement/prospectus, without charge, by directing a request to: TPG Pace Tech Opportunities, 301 Commerce St., Suite 3300, Fort Worth, TX 76102. The preliminary and definitive proxy statement/prospectus to be included in the Registration Statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Contacts

Nerdy

press@nerdy.com

ICR for Nerdy

Nerdy@icrinc.com